April 17, 2025

James F. DeSocio
President and Chief Executive Officer
Intellinetics, Inc.
2190 Dividend Drive
Columbus, Ohio 43228

       Re: Intellinetics, Inc.
           Registration Statement on Form S-3
           Filed April 16, 2025
           File No. 333-286586
Dear James F. DeSocio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Matthew Crispino at 202-551-3456 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology